Bigeon

Olegas Tunevicius

core@bigeon.in

+37062591519

February 15, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies

100 F Street, NE

Washington, DC 20549

Re:  Re: BIGEON CORP.

Registration Statement on Form S-1

Filed December 14, 2018

File No. 333-228803

Dear members of the Staff:

This letter is to provide Bigeon’s replies to the comments received from the the reviewing staff of the Securities and Exchange Commission (the “Staff”) in regard to the filing mentioned filing as indicated in the comment letter of February 1, 2019.

Our Product, page 21

1.Please disclose when product development began, the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on digital distribution platforms.

Responding to the comments of the Staff, the company has revised the disclosure and provided detailed description of the product development process.

Management, page 29

2.Please clarify your disclosure regarding Mr. Tenevicius' business experience at Egzotika and Latakko, including his position at Egzotika and relevant time periods. Refer to Item 401(e) of Regulation S-K.

Responding to the comments of the Staff, the company has revised the disclosure and provided details on Mr. Tunevicius’s work experience at the above-mentioned entities.

3.Please provide the information required by Item 404(a) of Regulation S-K. In this regard, exhibit 10.7 indicates that you provided an interest free loan to the company in the amount of $65,000.

Responding to the comments of the Staff, the company has revised the disclosure and provided details on of the related party transactions of the company and Mr. Tunevicius’s loans to the company.

Security Ownership of Certain Beneficial Owners, page 31

4.Please revise the beneficial ownership table to present Mr. Tunevicius' post-offering ownership percentages assuming various levels of completion of the offering.

Responding to the comments of the Staff, the company has revised the disclosure and updated the beneficial ownership table.

Signatures, page 59

5.Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. As you are signing in more than one capacity, indicate each capacity in which you are signing.

Responding to the comments of the Staff, the company has revised the signature block of the Form S-1 and indicated the capacities in which the Form is signed.

General

6.You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Responding to the comments of the Staff, the company would like to inform that at this stage we do not consider ourselves a shell for the following reasons.

The SEC defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

The above-mentioned items do not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

We are considered a development stage company. In case we were not considered a development stage company, we would still not be considered a shell. The definition above has the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult for a company at the early stages of development that has not generated revenues yet.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

There is a possibility to conduct an analysis of a startup company’s business activities during its

“limited operating history” to determine whether the company has been engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.  These activities include, but are not limited to, the following:

•entering into agreements with customers, vendors, manufacturers, etc.;

•filing patent, trademark, and copyright applications with respect to the company’s intellectual property;

•executing license or sublicense agreements with respect to the company’s intellectual property;

•entering into product development agreements or similar agreements for the development of a product or service;

•hiring employees; and

•incurring material operating expenses such as research and development expenses;

We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. The Company has spent significant time developing its software requirements specification(SRS) and producing its interactive mockups. The latter are available on the Company’s website. The SRS is to be filed as an exhibit to the amended Form S-1.

7.It appears your offices, assets, directors and management are located outside of the United States. Please disclose the limitations on U.S. investors for bringing claims outside of the U.S. Please also explain the limitations on their ability to effect service of process on the officers and directors and enforce judgments obtained in the U.S.

Responding to the comments of the Staff, the company has revised the disclosure and provided a risk factor about limitations on U.S. investors for bringing claims outside of the U.S.